June 24, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Brian Soares
David Plattner

Re:	MariaDB plc
Schedule 14D-9 filed May 24, 2024, as amended on May 31, 2024, June 7, 2024 and June 17, 2024
File No. 005-93845

To the addressees set forth above:

On behalf of MariaDB plc (the “Company,” “we” and “our”), enclosed is a copy of Amendment No.4 (“Amendment No.4”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) that was filed today via EDGAR, marked to show changes made to the Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2024, as amended on May 31, 2024, June 7, 2024 and June 17, 2024. The changes reflected in Amendment No. 4 include those made in response to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”) set forth in the Staff’s letter dated June 7, 2024 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Company’s response.  Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Schedule 14D-9 filed May 24, 2024, as amended on May 31, 2024, June 7, 2024 and June 17, 2024

General

1.
Please have MariaDB file its own Schedule 13E-3 or be added as a filing person to Bidco’s Schedule 13E-3, or, alternatively, provide a detailed legal analysis as to why MariaDB is not engaged, directly or indirectly, in a Rule 13e-3 transaction. See Rule 13e-3(c); the Commission’s Interpretive Release Related to Going Private Transactions under Rule 13e-3, Exchange Act Release No. 17719; and the Division of Corporation Finance’s Compliance & Disclosure Interpretations related to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response: We acknowledge the Staff’s comment and respectfully submit that we do not believe that the Company is required to file a Schedule 13E-3 because the Company is not engaged, directly or indirectly, in a Rule 13e-3 transaction.

Schedule 13E-3 is required to be filed only in the event an issuer is “engaged” in a Rule 13e-3 transaction. Compliance & Disclosure Interpretations related to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Question 101.03 provides that if a subject company makes a recommendation for a tender offer in a going private transaction, then the subject company is “engaged” in the tender offer and required to file a Schedule 13E-3. Further, illustration two to Question and Answer No. 5 in Exchange Act Release No. 17719 (April 13, 1981) (“Question 5”) provides that a subject company that does not express an opinion is not required to file a Schedule 13E-3 because the subject company is not “engaged” in a transaction described in Rule 13e-3 and is therefore not subject to the filing obligations of Rule 13e-3.

U.S. Securities and Exchange
Commission

June 24, 2024

As disclosed in the Statement, the Company is prohibited from taking a position on the Offer pursuant to the requirements of the Irish Takeover Rules. Each of Messrs. Ingels, Mansour and Wappler, being all of the members of the MariaDB Board, has a conflict of interest with respect to the Offer and therefore each has been required under the Irish Takeover Rules to recuse himself from taking part in the formulation and communication of advice on the Offer. Instead, IBI Corporate Finance, which has been appointed by the Company as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. As a result, the Company has not expressed an opinion in relation to the Offer.

Because the Company is prohibited from expressing and has not expressed an opinion with respect to the Offer, we believe that the Company is not required to file its own Schedule 13E-3 or be added as a filing person to Bidco’s Schedule 13E-3 because it is not “engaged” in the Offer consistent with the guidance expressed in Question 5.

2.
Notwithstanding Irish Takeover Rules, under Exchange Act Rule 14e-2, MariaDB, as the subject company of a tender offer, must state its position with respect to the offer. Such statement may indicate the inability to take a position. See Rule 14e-2(a)(3).

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see the below revised language and page 5 of Amendment No. 4.

“As required under the Irish Takeover Rules due to the conflicts of interest described in this Statement, each of the members of the MariaDB Board has recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Thus, due to such conflicts of interest, the Company is unable to take a position with respect to the Offer in accordance with Rule 14(e)-2(a)(3) of the Exchange Act. Instead, IBI Corporate Finance, which has been appointed by the Company as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer. Please see “—Reasons for IBI Recommendation” below and the “Letter from IBI Corporate Finance Limited (the “IBI Letter”) for further detail.”

U.S. Securities and Exchange
Commission

June 24, 2024

3.	Please file the KPMG valuation analysis and IBI Corporate Finance’s analysis, both from March 7, 2024, and revise your filing to include a description of these analyses.

Response: We acknowledge the Staff’s comment and respectfully submit that we believe the KPMG valuation analysis and IBI Corporate Finance Analysis would not be meaningful or material to investors in connection with the Offer and would otherwise be misleading.

The KPMG valuation analysis was prepared to be used by the Committee to evaluate options available to the Company in the context of its loan facilities reaching their repayment date in light of the proposal by Runa to convert the outstanding principal and interest under the RPV Note into convertible preferred shares of the Company. The KPMG valuation analysis was not prepared in connection with or for purposes of evaluating the K1 Proposal, but instead, for purposes of evaluating the Potential RP Transaction. In fact, KPMG’s engagement letter provides that the valuation “does not address the relative merits of the [Potential RP Transaction] as compared to another suitable or appropriate transaction or strategy that might be available to [the Company].” Furthermore, KPMG was engaged to provide the valuation in January 2024, prior to the receipt of the K1 Proposal and the valuation was ultimately presented to the Committee on March 7, 2024. The Committee was subsequently dissolved by the MariaDB Board on March 12, 2024, prior to any recommendation by the Committee to the MariaDB Board in respect of the K1 Proposal. Pursuant to Item 1016(g) of Regulation M-A, the Company should file as an exhibit to the Statement, “Any written instruction, form or other material that is furnished to persons making an oral solicitation or recommendation by or on behalf of the filing person for their use directly or indirectly in connection with the transaction,” however, the KPMG valuation analysis was not prepared in response to the K1 Proposal and did not contemplate a K1 Proposal.

In addition, the KPMG valuation analysis used financial information, including forecasts, that were unaudited and not reviewed and were prepared in circumstances where the Company was in default under the RPV Note, experiencing severe financial distress as a result of such default and its ongoing cash burn and the exclusivity provision in the RPV Note effectively prohibited the Company from pursuing alternative sources of capital. The Company’s present circumstances are therefore vastly different than those forming the key assumptions for the valuation. Consequently, the valuation analysis is not meaningful for securityholders of the Company and would be misleading given the change in circumstances since the date of the valuation.

The IBI Corporate Finance Analysis was presented to the Committee on March 7, 2024, at a time when the Company was in default under the RPV Note and experiencing severe financial distress. In addition, at the time IBI Corporate Finance presented its analysis, IBI Corporate Finance indicated that it believed that neither the Potential RP Transaction nor the K1 Proposal were capable of being executed as execution of the Potential RP Transaction would constitute a frustrating action under the Irish Takeover Rules and based on shareholder opposition to the K1 Proposal, it appeared the K1 Proposal was not viable. Runa, Michael (Monty) Widenius, Smartfin, Bart Luyten, Jürgen Ingels, Open Ocean, Patrik Backman and Ralf Wahlsten had all indicated their opposition to the K1 Proposal in Schedule 13-D/A filings made on March 21, 2024 and April 1, 2024. As a result, the IBI Corporate Finance Analysis concluded that, while there was significant risk associated with a potential Chapter 11 Process, no other solution was available to the Company at that time. The Company’s present circumstances are different than those forming the key assumptions for the IBI Corporate Finance Analysis. Accordingly, the analysis is not meaningful for securityholders of the Company and would be misleading given the change in circumstances since the date of the analysis.

U.S. Securities and Exchange
Commission

June 24, 2024

The KPMG valuation analysis and IBI Corporate Finance Analysis were also not prepared for public dissemination and do not satisfy certain requirements under the Irish Takeover Rules. Thus, including these analyses in the Statement and making them public would be prohibited under the Irish Takeover Rules without the consent of the Irish Takeover Panel. We believe the KPMG valuation analysis and IBI Corporate Finance Analysis should not be filed and descriptions of the analyses should not be included in the Statement because the present circumstances of the Company are vastly different than those forming the key assumptions for the analyses. Including these analyses in the Statement would not be meaningful or material to investors in connection with the Offer and would otherwise be misleading given the change in circumstances from the date of such analyses.

Notwithstanding the foregoing, we have revised Item 4 of the Statement to provide more detail surrounding the nature of the KPMG valuation analysis and IBI Corporate Finance Analysis accordingly. Please see pages 7 and 10 of Amendment No. 4.

Background of the Offer, page 5

4.
Please revise this section generally to name the individuals from K1 who interacted with representatives of MariaDB, its board, and its special committee instead of relying on references to “a representative of K1” or similar phrases.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see pages 5, 6, 8 and 9 of Amendment No. 4.

5.
We note your statement on page 6 that “[it] was expected that Open Ocean and Smartfin would participate in the cash investment pursuant to the Potential RP Transaction.” Please revise your disclosure to clarify the reason for that belief and to describe any negotiations or contacts involving Open Ocean or Smartfin.

We also note your statement in the following paragraph that Mr. Ingels and a representative of Mr. Zubarev (the chairman and co-founder of Runa) “would discuss from time to time the status of the Potential RP Transaction.” Please revise to clarify the extent to which Mr. Ingels was engaged in these discussions in his role as a member of the MariaDB board, as managing partner of Smartfin, or both.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see page 6 of Amendment No. 4.

6.
Refer to your disclosure about the special committee being formed “[o]n or around 19 January 2024” to “evaluate the Potential RP Transaction and alternatives thereto.” Given your disclosure that the Potential RP Transaction was delivered to the Company on December 23, 2023, please revise to clarify whether (and to what extent) the MariaDB board discussed the Potential RP Transaction or alternatives thereto before the formation of the special committee. Furthermore, describe what consideration, if any, the MariaDB board gave to the fact that Mr. Ingels is the managing partner of Smartfin and to the expectation that Smartfin would participate in the cash investment pursuant to the Potential RP Transaction when assigning Mr. Ingels to the special committee.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see pages 6 and 7 of Amendment No. 4.

U.S. Securities and Exchange
Commission

June 24, 2024

7.
We note your disclosure on page 8 that, as a result of the K1 Proposal, “without the prior approval of the Company’s shareholders or the consent of the Irish Takeover Panel, the Company was prohibited from implementing the Potential RP Transaction (or entering into an agreement to do so), unless the K1 Proposal was withdrawn or K1 did not thereafter announce a firm intention to make an offer for the Company.” Please tell us, and revise your filing as appropriate, to clarify whether the foregoing restrictions had also been triggered as a result of the First Hale Offer. If not, please tell us why not.

Response: We acknowledge the Staff’s comment and respectfully submit that we believe we have already provided such information in the Statement. Please see the below excerpted language from the Statement and page 7 of Amendment No. 4.

“Under the Irish Takeover Rules, following receipt of the First Hale Offer, the Company was prohibited, without the prior approval of its shareholders or the consent of the Irish Takeover Panel, from taking certain “frustrating actions” while the MariaDB Board had reason to believe that the making of an offer to acquire the Company is or may be imminent. The frustrating actions’ prohibitions are described in more detail in the Section titled “Frustrating Action” in Item 8. As a result, without the prior approval of the Company’s shareholders or the consent of the Irish Takeover Panel, the Company was prohibited from either: (A) implementing the Potential RP Transaction (or entering into an agreement to do so), or (B) extending the Company’s exclusivity obligations under the RPV Note, which were due to expire on January 31, 2024, unless in either case, (i) the indicative offer was withdrawn (or deemed, with Irish Takeover Panel consent, to have been withdrawn) by Hale or (ii) if the indicative offer were to be publicly announced, Hale did not thereafter announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules by not later than 5:00 p.m., New York City time, on the 42nd day following the date of such public announcement.”

8.
Refer to your disclosure that the K1 Proposal was delivered on February 15, 2024, and that affiliates of K1 entered into a non-disclosure agreement with you on February 17. Please revise your disclosure to clarify what discussions, if any, the special committee or the MariaDB board engaged in as a result of receiving the K1 Proposal before entering into such non-disclosure agreement.

Furthermore, we note your disclosure that through March 12, 2024, “some or a combination of representatives of the Company, Baker Botts, Matheson, and IBI Corporate Finance held various conversations with” various advisors and counsel. Please clarify for us whether the special committee participated in any such conversations. Furthermore, please revise to clarify which representatives of the Company engaged in such conversations. Refer to Item 1005(b) of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see page 8 of Amendment No. 4.

* * *

U.S. Securities and Exchange
Commission

June 24, 2024

If you have any questions with respect to the foregoing responses or require further information, please contact Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497.

Very truly yours,

/s/ Paul O’Brien
Paul O’Brien
Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.